EXHIBIT 99.1
For release at 6:30 a.m.
Contact:
Robert F. Doman, President & CEO – 978.909.2216
Richard Christopher, VP Finance & CFO – 978.909.2211
Chad Rubin, Investor Relations Contact, The Trout Group LLC – 646.378.2947
DUSA Pharmaceuticals Reports
Full Year 2009 Corporate Highlights and Financial Results
Company reaches profitability and
generates $1.6 million in positive cash flow in Q4
Conference call will be held on March 3rd at 8:30am
WILMINGTON, Mass. – March 3, 2010 — DUSA Pharmaceuticals, Inc.® (NASDAQ GM: DUSA), a dermatology company that is developing and marketing Levulan® Photodynamic Therapy (PDT) and other products focused on patients with common skin conditions, reported today its corporate highlights and financial results for the fourth quarter and full year ended December 31, 2009.
Fourth quarter and full year financial highlights include:
•	The Company generated $1.6 million in positive cash flow (change in cash and cash equivalents and marketable securities) during the fourth quarter of 2009. Cash burn for the full year 2009 improved by $1.9 million from $4.1 million in 2008 to $2.2 million in 2009.

•	The Company reached profitability on both a GAAP and non-GAAP basis during the fourth quarter of 2009.
o	GAAP net income for the fourth quarter of 2009 was $0.4 million, representing a $2.4 million improvement year-over-year.

o	Non-GAAP net income for the fourth quarter of 2009 was $0.9 million, representing a $2.3 million improvement year-over-year.
•	The Company experienced significant bottom line improvement on both a GAAP and non-GAAP basis for the year.
o	GAAP net loss was $2.5 million, representing a $3.7 million or 60% year-over-year improvement.

o	Non-GAAP net loss was $1.0 million, representing a $2.9 million or 74% year-over-year improvement.
•	Domestic PDT revenues totaled $8.0 million for the fourth quarter of 2009, representing a $0.9 million or 13% improvement as compared to the fourth quarter of 2008. Full year

2009 domestic PDT revenues totaled $26.7 million, representing a $4.7 million or 21% improvement year-over-year.
Management Comments:
“We are extremely excited to report our fourth quarter and full year 2009 financial results. Record revenues, fueled by strong domestic PDT revenue growth, combined with reductions in our overall spending, allowed us to deliver on our goals to become cash flow positive and profitable during the fourth quarter of 2009,” stated Robert Doman, President and CEO.
“Our ability to reach these unprecedented Company milestones drove significant bottom line financial improvement in 2009. The achievement of record PDT revenues in the fourth quarter also serves as further evidence that PDT is becoming increasingly more accepted by the medical dermatology community for the treatment of actinic keratoses (AKs),” continued Doman.
“As we head into 2010, we intend to build upon the many achievements and momentum of 2009 by increasing PDT penetration into the AK market, while at the same time advancing our research and development endeavors,” concluded Doman.
Fourth Quarter 2009 Financial Results:
Total product revenues were $8.8 million in the fourth quarter of 2009, an increase of $1.0 million or 13% from $7.8 million in the fourth quarter of 2008. PDT revenues totaled $8.5 million, an increase of $1.0 million or 13% from $7.5 million for the comparable 2008 period. The increase in PDT revenues was attributable to a $1.2 million increase in Kerastick® revenues, which was partially offset by a $0.2 million decrease in BLU-U® revenues. The Kerastick® revenue improvement was driven by a 6% increase in our domestic Kerastick® volume and a 12% increase in our average selling price. Kerastick® sales volumes increased to 64,904 in the fourth quarter of 2009 from 62,260 units sold in the comparable 2008 period. Domestic Kerastick® sales volumes increased by 3,216 units or 6% and were partially offset by a 572 unit decrease in our international sales volumes. The BLU-U® revenue decrease was due to lower sales volumes. There were 54 units sold during the quarter, as compared to the 75 units sold in the prior year. Non-PDT revenues totaled $0.3 million and were relatively flat versus the comparable 2008 period.
DUSA’s net income on a GAAP basis for the fourth quarter of 2009 was $0.4 million, or $0.02 per common share, compared to a net loss of $2.0 million, or $0.08 per common share, in the fourth quarter of 2008.
Please refer to the section entitled “Use of Non-GAAP Financial Measures” and the accompanying financial table included at the end of this release for a reconciliation of GAAP to non-GAAP results for the three and twelve-month periods ended December 31, 2009 and 2008, respectively.
DUSA’s non-GAAP net income for the fourth quarter of 2009 was $0.9 million, or $0.04 per common share, compared to a net loss of $1.4 million, or $0.06 per common share, in the prior year period. The improvement in the Company’s profitability was primarily the result of the year-over-year increase in our PDT revenues as well as lower operating costs.

Full Year 2009 Financial Results:
Total product revenues for the year ended December 31, 2009 were $29.8 million, an increase of $0.3 million or 1% from $29.5 million in 2008. PDT revenues totaled $28.3 million, an increase of $4.4 million or 18% from $23.9 million for 2008. The increase in PDT revenues was attributable to a $4.3 million increase in Kerastick® revenues and a $0.1 million increase in BLU-U® revenues. The Kerastick® revenue improvement was driven by an 11% increase in our domestic Kerastick® volume and an overall 12% increase in our average selling price. Kerastick® sales volumes increased to 220,288 units in 2009 from 207,516 units sold in 2008. Domestic Kerastick® sales volumes increased by 19,182 units or 11% and were partially offset by a 6,410 decrease in our international sales volumes. The BLU-U® revenue increase was driven by a 10% increase in sales volume. There were 252 units sold during 2009, representing a 23 unit increase over the prior year total of 229 units. Non-PDT revenues totaled $1.5 million versus $5.6 million for the comparable 2008 period. Non-PDT revenues were adversely impacted by the absence of Nicomide® sales in 2009. In response to discussions with the Food and Drug Administration (FDA) regarding our marketing of certain products considered by the FDA to be marketed unapproved drugs, the Company stopped shipping Nicomide® into the wholesale channel in June of 2008.
DUSA’s net loss on a GAAP basis for the twelve months ended December 31, 2009 was $2.5 million or $0.10 per common share, compared to a net loss of $6.3 million or $0.26 per common share in 2008.
DUSA’s non-GAAP net loss for the twelve months ending December 31, 2009 was $1.0 million or $0.04 per common share in 2009, compared to $3.9 million or $0.16 per common share in 2008. The decrease in our net loss was primarily the result of the year-over-year increase in our PDT revenues as well as a decrease in our operating costs due mainly to the absence of spending on our Phase IIb acne clinical trial which concluded in 2008, and a Prescription Drug User Fee Act (PDUFA) charge accrued in the prior year period.
As of December 31, 2009, total cash, cash equivalents, and marketable securities were $16.7 million, compared to $18.9 million at December 31, 2008. Annual cash burn improved by $1.9 million from $4.1 million in 2008 to $2.2 million in 2009. The Company generated $1.6 million in positive cash flow during the fourth quarter of 2009.
Other Highlights:
•	Solid Organ Transplant Recipients (SOTRs) Clinical Development:
o	In May 2009, the Company announced the initiation of its Phase II clinical trial that will examine the safety and efficacy of broad area PDT for the treatment of AKs and the prevention of new non-melanoma skin cancer (NMSC) in high risk chronically immunosuppressed solid organ transplant recipients (SOTRs). All seven clinical sites have been initiated and trial enrollment is currently underway. Patient enrollment is expected to take at least one year. We plan to present preliminary results in approximately 15 months and full results in approximately two years.

o	In 2008, the Company filed an Orphan Drug Designation Application with the FDA for the prevention of cancer occurrence in SOTRs. DUSA received initial correspondence that the application was not granted on the basis that the agency believed that the prevalence of the target population with the disease state is greater than 200,000, which is the maximum number of patients allowed under the Orphan Drug legislation. The Company met with the FDA during the third quarter of 2009 to clarify and explain further the application and, based on that meeting, the agency invited DUSA to submit an amendment to the application for further evaluation. A draft amendment was prepared and submitted in January 2010, and a follow-on meeting with the agency was requested. Last week, FDA indicated that a meeting was not necessary and suggested that we formally submit the amended application to the agency. We expect to make the formal submission this month.
•	In October 2009, the Company announced that it had been named to Deloitte’s Technology Fast 500 list for the second consecutive year. Deloitte recognized DUSA as one of the Top 500 fastest growing technology, media, telecommunications and life sciences companies in North America in terms of percentage revenue growth over a five year period.

•	In October 2009, the Company announced that cumulative global sales volumes of the Levulan® Kerastick®, an integral part of the Levulan® Photodynamic Therapy (PDT) technology platform, surpassed one million units.

•	In late 2009, the FDA approved the use of the Kerastick® Krusher™ tool for the preparation of the Levulan® Kerastick®. The FDA also approved the decrease in Levulan® Kerastick® preparation time from 3 minutes to 30 seconds. We believe that the reduction in dissolution time significantly improves the ease of use for health care professionals.
Conference Call Details and Dial-in Information:
In conjunction with this announcement, DUSA will host a conference call today:
Wednesday, March 3rd – 8:30 a.m. Eastern
If calling from the U.S. or Canada use the following toll-free number:
800.647.4314
Password – DUSA
For international callers use
502.498.8422
Password – DUSA
A recorded replay of the call will be available approximately 15 minutes following the call
U.S. or Canada callers use 877.863.0350
International callers use 858.244.1268
The call will be accessible on our web site approximately six hours following the call at www.dusapharma.com.

Revenues Table, Condensed Consolidated Balance Sheets, Condensed Consolidated Statement of Operations and GAAP to Non-GAAP reconciliation follow:
Revenues for the three-month and twelve-month periods were comprised of the following:

	Three-months ended December 31,		Twelve-months ended December 31,
	2009	2008	2009	2008
PDT Drug & Device Product Revenues
Kerastick® Product Revenues:
United States	$7,660,000	$6,486,000	$24,756,000	$20,206,000
Canada	139,000	250,000	543,000	699,000
Korea	148,000	110,000	646,000	820,000
Other	173,000	56,000	434,000	345,000

Subtotal Kerastick® Product Revenues	8,120,000	6,902,000	26,379,000	22,070,000
BLU-U® Product Revenues:
United States	366,000	612,000	1,943,000	1,810,000
Canada	16,000	—	16,000	—
Korea	—	—	—	50,000

Subtotal BLU-U® Product Revenues	382,000	612,000	1,959,000	1,860,000

Total PDT Drug & Device Product Revenues	8,502,000	7,514,000	28,338,000	23,930,000
Total Non-PDT Product Revenues	272,000	263,000	1,470,000	5,615,000

TOTAL PRODUCT REVENUES	$8,774,000	$7,777,000	$29,808,000	$29,545,000

DUSA Pharmaceuticals, Inc.
Condensed Consolidated Balance Sheets

	December 31,	December 31,
	2009	2008

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$7,613,378	$3,880,673
Marketable securities	9,055,959	15,002,830
Accounts receivable, net	2,629,189	2,367,803
Inventory	2,170,275	2,812,825
Prepaid and other current assets	1,561,467	1,873,801

TOTAL CURRENT ASSETS	23,030,268	25,937,932
Restricted cash	174,255	173,844
Property, plant and equipment, net	1,660,755	1,937,978
Deferred charges and other assets	68,099	160,700

TOTAL ASSETS	$24,933,377	$28,210,454

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$630,144	$305,734
Accrued compensation	1,260,609	1,515,912
Other accrued expenses	2,456,612	3,226,571
Deferred revenue	902,597	611,602

TOTAL CURRENT LIABILITIES	5,249,962	5,659,819
Deferred revenues	2,906,020	4,157,305
Warrant liability	812,905	436,458
Other liabilities	123,016	244,673

TOTAL LIABILITIES	9,091,903	10,498,255

SHAREHOLDERS’ EQUITY
Capital stock
Authorized: 100,000,000 shares; 40,000,000 shares designated as common stock, no par, and 60,000,000 shares issuable in series or classes; and 40,000 junior Series A preferred shares. Issued and outstanding: 24,108,908 and 24,089,452 shares of common stock, no par, at December 31, 2009 and December 31, 2008, respectively	151,683,399	151,663,943
Additional paid-in capital	8,291,805	7,514,900
Accumulated deficit	(144,359,217)	(141,850,925)
Accumulated other comprehensive loss	225,487	384,281

TOTAL SHAREHOLDERS’ EQUITY	15,841,474	17,712,199

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$24,933,377	$28,210,454

DUSA Pharmaceuticals, Inc.
Consolidated Statement of Operations

	Three-months ended December 31,		Twelve-months ended December 31,
	2009	2008	2009	2008
Product revenues	$8,773,909	$7,777,596	$29,807,829	$29,545,406
Cost of product revenues and royalties	1,700,564	2,175,056	6,674,346	7,125,095

Gross margin	7,073,345	5,602,540	23,133,483	22,420,311
Operating costs:
Research and development	1,088,264	1,593,880	4,313,313	6,643,207
Marketing and sales	3,436,520	3,590,787	12,897,286	13,111,652
General and administrative	1,910,085	2,583,837	8,270,410	9,187,826
Impairment charge for contingent consideration	—	—	—	1,500,000
Settlements, net	—	—	75,000	(282,775)

Total operating costs	6,434,869	7,768,504	25,556,009	30,159,910
Income/(loss) from operations	638,476	(2,165,964)	(2,422,526)	(7,739,599)
Other income:
Gain/(loss) on change in fair value of warrants	(338,768)	50,506	(376,447)	826,142
Other income, net	66,880	124,804	290,681	663,016

Net income/(loss)	$366,588	$(1,990,654)	$(2,508,292)	$(6,250,441)

Basic and diluted net loss per common share	$0.02	$(0.08)	$(0.10)	$(0.26)
Weighted average number of basic common shares	24,108,908	24,082,159	24,102,085	24,079,414

Weighted average number of diluted common shares	24,213,589	24,082,159	24,102,085	24,079,414

Use of Non-GAAP Financial Measures
In addition to reporting financial results in accordance with GAAP, DUSA has provided in the table below non-GAAP financial measures adjusted to exclude stock-based compensation expense, a contingent payment on an acquisition, consideration provided to the former Sirius shareholders, and the non-cash change in fair value of warrants. The Company believes that this presentation is useful to help investors better understand DUSA’s financial performance, competitive position and prospects for the future. Management believes that these non-GAAP financial measures assist in providing a more complete understanding of the Company’s underlying operational results and trends, and in allowing for a more comparable presentation of results. Management uses these measures along with their corresponding GAAP financial measures to help manage the Company’s business and to help evaluate DUSA’s performance compared to the marketplace. However, the presentation of non-GAAP financial measures is not meant to be considered in isolation or as superior to or as a substitute for financial information provided in accordance with GAAP. The non-GAAP financial measures used by the Company may be calculated differently from, and, therefore, may not be comparable to, similarly titled measures used by other companies.
Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, contained in the table below.

	Three-months ended December 31,		Twelve-months ended December 31,
	2009	2008	2009	2008
GAAP net income/(loss)	$366,588	$(1,990,654)	$(2,508,292)	$(6,250,441)
Stock-based compensation (a)	169,005	597,735	800,774	1,640,547
Payment on acquisition (b)	—	—	—	1,500,000
Consideration to former Sirius shareholders (c)	4,000	—	314,000	—
Change in fair value of warrants (d)	338,768	(50,506)	376,447	(826,142)

Non-GAAP adjusted net income/(loss)	$878,361	$(1,443,425)	$(1,017,071)	$(3,936,036)

Non-GAAP basic and diluted net income/(loss) per common share	$0.04	$(0.06)	$(0.04)	$(0.16)

Weighted average number of basic common shares	24,108,908	24,082,159	24,102,085	24,079,414

Weighted average number of diluted common shares	24,213,589	24,082,159	24,102,085	24,079,414

(a)	Stock-based compensation expense resulting from the application of SFAS 123(R).

(b)	Milestone payment related to Sirius Laboratories acquisition.

(c)	Payment of $100,000 and accrual of $214,000 related to the release, consent and the fourth amendment to the merger agreement between DUSA and the former Sirius shareholders.

(d)	Non-cash gain/loss on change in fair value of warrants.

About DUSA Pharmaceuticals
DUSA Pharmaceuticals, Inc. is an integrated dermatology pharmaceutical company focused primarily on the development and marketing of its Levulan® Photodynamic Therapy (PDT) technology platform, and complementary dermatology products. Levulan® PDT is currently approved for the treatment of Grade 1 and 2 actinic keratoses of the face or scalp. DUSA also markets other dermatology products, including ClindaReach®. DUSA is researching the use of broad area Levulan® PDT to treat AKs and prevent squamous cell carcinomas in immunosuppressed solid organ transplant recipients and is supporting research related to oral leukoplakia in collaboration with the National Institutes of Health (NIH). DUSA is based in Wilmington, Mass. Please visit our web site at www.dusapharma.com.
Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to the intention to increase market penetration and advance research and development endeavors, the conduct of its Phase II SOTR clinical study and expectations for enrollment and timing of results of the study, belief concerning the FDA approved reduced dissolution time, expectations for submission of formal amended Orphan Drug Designation application and management’s beliefs concerning non-GAAP financial measures. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from future results, performance or achievements expressed or implied by those in the forward-looking statements made in this release. These factors include, without limitation, launch of competitive products, actions by health regulatory authorities, the clinical trial process and results thereof, changing economic conditions, the status of our patent portfolio, reliance on third parties, sufficient funding, and other risks and uncertainties identified in DUSA’s Form 10-K for the year ended December 31, 2009.
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